SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the period commencing January 28, 2005 through February 22, 2005

KONINKLIJKE PHILIPS ELECTRONICS N.V.

(Exact name of registrant as specified in its charter)

Royal Philips Electronics
(Translation of registrant’s name into English)

The Netherlands
(Jurisdiction of incorporation or organization)

Breitner Center, Amstelplein 2, 1096 BC Amsterdam, The Netherlands
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑                    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                    No ☑

Name and address of person authorized to receive notices
and communications from the Securities and Exchange Commission:

A. Westerlaken
Koninklijke Philips Electronics N.V.
Amstelplein 2
1096 BC Amsterdam – The Netherlands

Annual Report
Press Release
Press Release
Press Release

This report comprises a copy of the Annual Report of the Philips Group for the year ended December 31, 2004, dated February 22, 2005, as well as copies of the press releases entitled:

–	“Philips sells HTP Automotive to Helvoet Holding”, dated January 31, 2005;

–	“Philips showcases new mobile products and applications for the connected consumer”, dated February 14, 2005;

–	“Philips to appoint two new members to Supervisory Board and to cancel its priority shares”, dated February 22, 2005.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf, by the undersigned, thereunto duly authorized at Amsterdam, on the 22nd day of February 2005.

KONINKLIJKE PHILIPS ELECTRONICS N.V.

/s/ G.J. Kleisterlee
(President,
Chairman of the Board of Management)

/s/ J.H.M. Hommen
(Vice-Chairman of the Board of Management
and Chief Financial Officer)